                                  SCHEDULE TO

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                    13(e)(1) OF THE SECURITIES EXCHANGE ACT
                      (AMENDMENT NO. 3 - FINAL AMENDMENT)

                             COMMAND SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                              ICICI INFOTECH INC.
                         ICICI ACQUISITION CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  200903-10-2
                     (CUSIP Number of Class of Securities)

                            ------------------------
                                 V. Srinivasan
                             Managing Director and
                            Chief Executive Officer
                              ICICI Infotech Inc.
                           450 Raritan Center Parkway
                            Edison, New Jersey 08837
                                 (732) 225-4242
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                  Communications on behalf of Filing Persons)

                                    COPY TO:

                             Cheryl V. Reicin, Esq.
                            McDermott, Will & Emery
                              50 Rockefeller Plaza
                         New York, New York 10020-1605
                                 (212) 547-5400

                           CALCULATION OF FILING FEE
        TRANSACTION VALUATION*:                  AMOUNT OF FILING FEE:
           $41,937,830                              $8,387.57

---------------------
*  Estimated for purposes of calculating the amount of the filing fee only.

   This calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share of Command Systems, Inc. (the "Common Stock" or the "Shares"), at a price per Share of $5.00 in cash, and of all outstanding options to acquire Shares, at a price per Share of $5.00 in cash. As of January 26, 2001, there were (i) 7,659,665 Shares outstanding and (ii) outstanding options to acquire 727,901 Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.
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[X]    Check the box if any part of the fee is offset as provided by Rule 0-
       11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount previously paid:     $8,387.57
       Form or registration no.:   Schedules TO, File no. 5-56865
       Filing Party:               ICICI Acquisition Corporation and ICICI
                                   Infotech Inc.
       Dates Filed:                February 12, 2001; February 27, 2001

       [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.

      [_]  issuer tender offer subject to Rule 13e-4.

      [_]  going-private transaction subject to Rule 13e-3.

      [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================

     This Amendment No. 3, filed on March 14, 2001, constitutes the final amendment to the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission on February 12, 2001, and relates to the third-party tender offer by ICICI Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of ICICI Infotech Inc., a Delaware corporation and an indirect majority owned subsidiary of ICICI Limited, a corporation organized under the laws of India, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Command Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2001 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 3 to Schedule TO.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          At 12:00 midnight E.S.T. on Tuesday, March 13, 2001, the Offer expired. Based on preliminary information provided by the Depositary, approximately 7,434,789 Shares were validly tendered and not withdrawn pursuant to the Offer (including 61,557 Shares subject to guarantees of delivery), which together represent approximately 97.064% of the outstanding Shares. The Purchaser has accepted for payment all such Shares at the purchase price of $5.00 per Share, net to the seller in cash.
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ITEM 12. EXHIBITS.

                   Item 12 is amended to add the following exhibit:

                   (a)(1)(I) Press Release dated March 14, 2001
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              ICICI Infotech Inc.

                              By:   /s/ V. Srinivasan
                              -----------------------------------------
                              Name:  V. Srinivasan
                              Title: Managing Director & Chief Executive Officer


                              ICICI Acquisition Corporation

                              By:   /s/ V. Srinivasan
                              -----------------------------------------
                              Name:  V. Srinivasan
                              Title: Managing Director & Chief Executive Officer

Date:  March 14, 2001